Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the Securities and Exchange Commission on May 12, 2020.
Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FASTLY, INC.
(Exact name of registrant as specified in its charter)

Delaware	7372	27-5411834
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	475 Brannan Street, Suite 300 San Francisco, CA 94107 (844) 432-7859
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joshua Bixby
Chief Executive Officer
Fastly, Inc.
475 Brannan Street, Suite 300
San Francisco, CA 94107
(844) 432-7859
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark P. Tanoury Seth J. Gottlieb Jon C. Avina Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000	Paul Luongo General Counsel and Senior Vice President, Trust Fastly, Inc. 475 Brannan Street, Suite 300 San Francisco, CA 94107 (844) 432-7859	Sarah K. Solum Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2011
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated Filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered (1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Class A common stock, $0.00002 par value per share			$	$

(1)	Includes shares of Class A common stock that the underwriters have the option to purchase.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, on the basis of the average high and low sales price of the Registrant’s Class A common stock as reported by the New York Stock Exchange on May , 2020.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued                          , 2020
                    Shares
Class A Common Stock
____________________________________________________________
We are offering            shares of our Class A common stock.
Our Class A common stock is listed on the New York Stock Exchange under the symbol “FSLY.” The last reported sale price of our Class A common stock on the New York Stock Exchange on               , 2020 was $       per share.
We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share and is convertible into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately      % of the voting power of our outstanding capital stock immediately following this offering, with our directors, executive officers, and principal stockholders representing approximately       % of such voting power.
We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus as well as in the documents incorporated by reference.
______________________________
PRICE $         A SHARE
______________________________

	Price to Public	Underwriting discounts and commissions (1)	Proceeds to Fastly, Inc.
Per share	$	$
Total	$	$
_________________________

(1)	See “Underwriters” for a description of the compensation payable to the underwriters.
We have granted the underwriters an option to purchase up to an additional            shares of Class A common stock at the public offering price less the underwriting discount.
Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares to purchasers on                     , 2020.
____________________________________________________________

MORGAN STANLEY
____________________________________________________________
                      , 2020

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

____________________________________________________________
We and the underwriters have not authorized anyone else to provide you with information that is in addition to or different from that contained or incorporated by reference in this prospectus or in any permitted free writing prospectuses we have authorized for use in connection with this offering. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information contained or incorporated by reference in this prospectus or any permitted free writing prospectuses we have authorized for use in connection with this offering. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus.
For investors outside the United States: We and the underwriters have not done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside of the United States.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including the information incorporated by reference herein, especially the matters discussed in the information set forth under the section titled “Risk Factors” included elsewhere in this prospectus and in the section titled “Risk Factors” and our consolidated audited financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein. Unless the context otherwise requires, the terms “Fastly,” “the company,” “we,” “us,” and “our” in this prospectus refer to Fastly, Inc. and its consolidated subsidiaries.
Overview
Developers are reinventing the way we live, work, and play online. Yet they repeatedly encounter innovation barriers when delivering modern digital experiences. Expectations for digital experiences are at an all-time high; they must be fast, secure, and highly personalized. If they aren’t reliable, end-users simply take their business elsewhere. The challenge today is enabling developers to deliver a modern digital experience while simultaneously providing scale, security, and performance. We built our edge cloud platform to solve this problem.
The edge cloud is a new category of Infrastructure as a Service (“IaaS”) that enables developers to build, secure, and deliver digital experiences, at the edge of the internet. This service represents the convergence of the Content Delivery Network (“CDN”) with functionality that has been traditionally delivered by hardware-centric appliances such as Application Delivery Controllers (“ADC”), Web Application Firewalls (“WAF”), Bot Detection, and Distributed Denial of Service (“DDoS”) solutions. It also includes the emergence of a new, but growing, edge computing market which aims to move compute power and logic as close to the end-user as possible. The edge cloud uses the emerging cloud computing, serverless paradigm in which the cloud provider runs the server and dynamically manages the allocation of machine resources. When milliseconds matter, processing at the edge is an ideal way to handle highly dynamic and time-sensitive data. The edge cloud complements data center, central cloud, and hybrid solutions.
Our mission is to fuel the next modern digital experience by providing developers with a programmable and reliable edge cloud platform that they adopt as their own.
Organizations must keep up with complex and ever-evolving end-user requirements. We help them surpass their end-users’ expectations by powering fast, secure, and scalable digital experiences. We built a powerful edge cloud platform, designed from the ground up to be programmable and support agile software development. We believe our platform gives our customers a significant competitive advantage, whether they were born into the digital age or are just embarking on their digital transformation journey. Our platform consists of three key components: a programmable edge, a software-defined modern network, and a philosophy of customer empowerment. Our programmable edge provides developers with real-time visibility and control, where they can write and deploy code to push application logic to the edge. It supports modern application delivery processes, freeing developers to innovate without constraints. We recently launched the beta of Compute@Edge, a powerful new language-agnostic compute environment, designed to empower developers to build far more advanced edge applications with greater security, more robust logic, and new levels of performance. Our software-defined modern network is built for the software-defined future. It is powerful, efficient, and flexible, designed to enable us to rapidly scale to meet the needs of the most demanding customers and never be a barrier to their growth. As of March 31, 2020, our 88 terabit software-centric network is located in 72 uniquely designed Points-of-Presence (“POPs”) across 55 markets around the world. Finally, being developers ourselves, we empower customers to build great things while supporting their efforts through frictionless tools and a deeply technical support team that facilitates ongoing collaboration.
We serve both established enterprises and technology-savvy organizations. Our customers represent a diverse set of organizations across many industries with one thing in common: they are competing by using the power of software to build differentiation at the edge. With our edge cloud platform, our customers are disrupting existing industries and creating new ones. For example, several of our customers have reinvented digital publishing by connecting readers through subscription models to indispensable content, helping people understand the world

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

through deeply reported independent journalism. Our customers’ software applications use our edge cloud platform to ensure concert goers can buy tickets to the live events they love, travelers can book flights seamlessly and embark on their next great adventure, and sports fans can stream events in real time, across all devices. The range of applications that developers build with our edge cloud platform continues to surpass our expectations.
We generate substantially all of our revenue from charging our customers based on their usage of our platform. Initially, customers typically choose to become platform customers, for which we charge fees based on their committed or actual use of our platform, as measured in gigabytes and requests. Many of our customers generate billings in excess of their minimum commitment. We also generate revenue from additional products as well as professional and other services, such as implementation. We charge a flat one-time or recurring fee for these additional products and services.
Potential customers have the opportunity to test our platform for free. If they choose to make use of our platform for live production delivery, they have the ability to sign up online by providing their credit card information and agreeing to a minimum monthly fee of $50.
We focus our direct selling efforts on medium to large organizations as well as smaller companies that are exhibiting significant growth. We engage with and support these customers with our field sales representatives, account managers, and technical account managers who focus on customer satisfaction and drive expansion of their usage of our platform and products. These teams work with technical and business leaders to help our customers’ end-users receive the best possible digital experience, while also lowering our customers’ total cost of ownership. We have established and continue to maintain our position by improving upon our programmable edge platform and software-defined modern network architecture. We continue to focus on empowering our developer community through events and conferences, including our Altitude conferences, and online digital engagement. The success of these direct selling efforts is reflected by our 297 enterprise customers as of March 31, 2020 that generated 88% of our total revenue for the trailing 12 months ended March 31, 2020.
As our customers become more successful and grow, they increase their usage of our platform and adopt additional Fastly products. A meaningful indicator of the increased activity from our existing customer accounts and overall customer satisfaction is our Dollar-Based Net Expansion Rate (“DBNER”), a metric used in measuring the revenue growth from existing customers attributed to increased usage of our platform and purchase of additional services. Our DBNER was 135.5%, 132.0%, and 147.3% for the years ended December 31, 2019, December 31, 2018, and December 31, 2017, respectively. Our DBNER was 133.0% and 130.4% for the trailing 12 months ended March 31, 2020 and 2019, respectively.
Customers that have negotiated contracts with us generate a substantial majority of our revenue. These customers typically purchase one or more products, for which we charge a monthly recurring or one-time fee depending on the products selected. Some of these customers also choose to purchase various levels of account management and enhanced customer support for a monthly fee. Typically, the term of these contracts is 12 months and includes a minimum monthly billing commitment in exchange for more favorable pricing terms.
The timing of our sales is difficult to predict. The length of our sales cycle, from initial evaluation to payment, can range from several months to well over a year and can vary substantially from customer to customer. Similarly, the onboarding and ramping process with new enterprise customers can take several months.
We have achieved significant growth in recent periods. For the years ended December 31, 2019, December 31, 2018, and December 31, 2017, our revenue was $200.5 million, $144.6 million, and $104.9 million, respectively. For the three months ended March 31, 2020 and 2019, our revenue was $62.9 million and $45.6 million, respectively. Our 10 largest customers generated an aggregate of 37%, 32%, and 29% of our revenue in the trailing 12 months ended December 31, 2017, 2018, and 2019, respectively. Our 10 largest customers generated an aggregate of 31% and 31% of our revenue in the trailing 12 months ended March 31, 2020 and 2019, respectively. We incurred a net loss of $51.6 million, $30.9 million, and $32.5 million for the years ended December 31, 2019, December 31, 2018, and December 31, 2017, respectively. We incurred a net loss of $12.0 million and $9.7 million in the three months ended March 31, 2020 and 2019, respectively.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

Uncertainty of Coronavirus (COVID-19) Pandemic
The ongoing global COVID-19 pandemic has adversely impacted, and may continue to adversely impact, many operational aspects of our business. As certain of our customers or potential customers experience downturns or uncertainty in their own business operations and revenue resulting from the spread of COVID-19, they have and may continue to decrease or delay their technology spending, request pricing concessions, or seek renegotiations of their contracts, any of which may result in decreased revenue for us. In addition, we have experienced and may continue to experience customer losses, including due to bankruptcy or our customers ceasing operations, which may continue to result in an inability to collect receivables from these customers. In addition, a portion of our revenue is related to usage of our platform in connection with live events, such as sporting events that have been or may be postponed or canceled. A decline in revenue or the collectability of our receivables could harm our business. The nature and extent of the impact of the COVID-19 pandemic on our customers and our customers’ response to the COVID-19 pandemic is difficult to assess or predict, and we may be unable to accurately forecast our revenues or financial results, especially given that the near and long term impact of the pandemic remains uncertain. We have seen an increase in usage of our platform following the implementation of preventative measures to contain or mitigate the outbreak of COVID-19. However, we cannot predict how long we will see this increased level of usage as these preventative measures, including shelter-in-place orders, school closures, travel bans and restrictions, limitations on business activity, quarantines, and other related measures and community practices, change over time. Our results of operations could be materially above or below our forecasts, which could adversely affect our results of operations, disappoint analysts and investors, and/or cause our stock price to decline.
The COVID-19 pandemic has been declared a national emergency in many countries. In response to the COVID-19 pandemic, many state, local, and foreign governments have put in place, and others in the future may put in place, quarantines, executive orders, shelter-in-place orders, and similar government orders and restrictions in order to control the spread of the disease. Such orders or restrictions, or the perception that such orders or restrictions could occur, have resulted in business closures, work stoppages, slowdowns and delays, work-from-home policies, travel restrictions, and cancellation or postponement of events, among other effects that could negatively impact productivity and disrupt our operations and those of our partners and customers. In March 2020, we closed all of our offices, suspended non-essential travel, canceled or postponed Fastly-sponsored events, and discouraged employee attendance at industry events and in-person work-related meetings. We may take further actions that alter our operations as may be required by federal, state, or local authorities, or which we determine are in our best interests. While much of our operations can be performed remotely, certain activities such as expanding and maintaining our network of POPs around the world often require personnel to be on-site, and our ability to carry out these activities may be negatively impacted if our employees or local data center personnel are not able to travel or become sick. For activities that may be conducted remotely, there is no guarantee that we will be as effective while working remotely because our team is dispersed, employees may have less capacity to work due to increased personal obligations (such as childcare, eldercare, or caring for family who become sick), may become sick themselves and be unable to work, or may be otherwise negatively affected, mentally or physically, by the COVID-19 pandemic and prolonged social distancing. Decreased effectiveness and availability of our team could adversely affect our results due to slow-downs in our sales cycles and recruiting efforts, delays in our entry into customer contracts, delays in addressing performance issues, delays in product development, delays and inefficiencies among various operational aspects of our business, including our financial organization, or other decreases in productivity that could seriously harm our business. Moreover, our finance organization’s ability to ensure that we comply with the requirements of Section 404 may be impaired, including the ability of our registered public accounting firm to issue an attestation report on management’s assessment of our internal control over financial reporting. Furthermore, we may decide to postpone or cancel planned investments in our business in response to changes in our business as a result of the spread of COVID-19, which may impact our ability to attract and retain customers and our rate of innovation, either of which could harm our business.
Our business is also dependent upon the timely supply of certain parts and components manufactured in China to construct our servers. To the extent that our suppliers are impacted by the COVID-19 pandemic, it likely will reduce the availability, or result in delays, of parts and components to us, which in turn could interrupt our ability to complete the construction of our servers to meet the usage needs of our customers.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

In addition, while the potential impact and duration of the COVID-19 pandemic on the global economy and our business in particular may be difficult to assess or predict, the pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could negatively affect our liquidity in the future.
The global impact of COVID-19 continues to rapidly evolve, and we will continue to monitor the situation closely. We have undertaken business continuity planning to identify and address the risks to our business posed by this pandemic, and have, among other things, prepared to eliminate single points of failure among our employees to address the decrease in employee productivity. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, operations, or the global economy as a whole. While the spread of COVID-19 may eventually be contained or mitigated, there is no guarantee that a future outbreak of this or any other widespread epidemics will not occur, or that the global economy will recover, either of which could harm our business.
Risks Associated with Our Business
Our business is subject to a number of risks of which you should be aware before making a decision to invest in our Class A common stock. These risks are more fully described in the sections titled “Risk Factors” included elsewhere in this prospectus, in our Annual Report on Form 10-K for the year ended December 31, 2019 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, each of which is incorporated by reference herein, including the following:

•	If we are unable to attract new customers, our business will be harmed.

•	Our business depends on customers increasing their use of our platform, and any loss of customers or decline in their use of our platform could harm our business.

•
If our platform fails to perform properly due to defects, interruptions, delays in performance. or similar problems, and if we fail to develop enhancements to resolve any defect, interruption, delay, or other problems, we could lose customers, become subject to service performance or warranty claims or incur significant costs.

•
Health epidemics, including the current COVID-19 pandemic, have had, and could in the future have, an adverse impact on our business, operations, and the markets and communities in which we, our partners and customers operate.

•	If we fail to forecast our revenue accurately, or if we fail to manage our expenditures, our operating results could be adversely affected.

•	Our limited operating history and our history of operating losses makes it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.

•
If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements, or preferences, our products may become less competitive.

•	Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

•	The markets in which we participate are competitive, and if we do not compete effectively, our business will be harmed.

•	If we fail to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business, results of operations and financial condition may suffer.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

•
We receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our major customers would result in lower revenues and could harm our business.

Corporate Information
We were initially incorporated under the laws of the State of Delaware in March 2011 under the name SkyCache, Inc. We changed our name to Fastly, Inc. in May 2012. Our principal executive offices are located at 475 Brannan Street, Suite 300, San Francisco, California 94107. Our telephone number is 1-844-432-7859. Our website address is www.fastly.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus, or in deciding whether to purchase our securities.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	if applicable, an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•
an exemption from implementation of new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

•	reduced disclosure obligations regarding executive compensation arrangements; and

•	no requirement to seek nonbinding advisory votes on executive compensation or golden parachute arrangements.
We may take advantage of some or all these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering in May 2019, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer,” under the rules of the U.S. Securities and Exchange Commission which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

THE OFFERING

Class A common stock to be offered	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Total Class A and Class B common stock to be outstanding after this offering	shares

Underwriters’ option to purchase additional shares of Class A common stock	shares

Voting rights
We have two classes of authorized common stock:
Class A common stock and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion rights. The holders of Class A common stock are entitled to one vote per share, and the holders of Class B common stock are entitled to 10 votes per share, on all matters that are subject to stockholder vote. See the section titled “Description of Capital Stock” for additional information.

Use of proceeds
We estimate that the net proceeds from this offering will be approximately $         (or approximately $         if the underwriters exercise in full their option to purchase up to         additional shares of Class A common stock), based on an assumed offering price of $         per share, which was the last reported sale price of our Class A common stock on the New York Stock Exchange on                , 2020, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We expect to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds from this offering for acquisitions or strategic investments in complementary businesses or technologies. We do not currently have any plans for any such acquisitions or investments. We have not allocated specific amounts of net proceeds for any of these purposes.
These expectations are subject to change. See “Use of Proceeds” for additional information.

Risk factors
See “Risk Factors” and the other information included in this prospectus and incorporated by reference herein for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

New York Stock Exchange symbol	“FSLY”

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

The number of shares of our Class A and Class B common stock that will be outstanding after this offering is based on 71,789,279 shares of Class A common stock and 24,335,019 shares of Class B common stock outstanding as of March 31, 2020, and excludes:

•	9,712,511 shares of Class B common stock issuable upon the exercise of options outstanding as of March 31, 2020, at a weighted-average exercise price of $4.29 per share;

•	389,125 shares of Class A common stock issuable upon the exercise of options outstanding as of March 31, 2020, at a weighted-average exercise price of $19.83 per share;

•	183,196 shares of Class B common stock issuable upon the exercise of warrants outstanding as of March 31, 2020 with a weighted-average exercise price of $8.67 per share;

•
15,972,552 shares of Class A common stock reserved for future issuance pursuant to our 2019 Equity Incentive Plan, which includes provisions that automatically increase the number of shares of Class A common stock reserved for issuance thereunder each year;

•
3,144,982 shares of Class A common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, which includes any automatic increases in the number of shares of Class A common stock reserved for future issuance under this plan; and

•
2,701,285 shares of Class A common stock issuable upon the vesting and settlement of time-based restricted stock units and 87,918 shares of Class A common stock issuable upon the vesting and settlement of performance-based restricted stock units, each outstanding as of March 31, 2020.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	no exercise of outstanding options or warrants or vesting and settlement of restricted stock units after March 31, 2020; and

•	no exercise by the underwriters of their option to purchase additional shares of our Class A common stock.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables summarize our consolidated financial and other data. You should read the following summary financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein. We have derived the consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein. We derived the consolidated statement of operations data for the three months ended March 31, 2019 and 2020, and the consolidated balance sheet data as of March 31, 2020, from our unaudited interim condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which is incorporated by reference in this prospectus. Our unaudited consolidated interim financial statements were prepared on the same basis as our audited consolidated financial statements and include, in our opinion, all adjustments, consisting of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and our results for the three months ended March 31, 2020 are not necessarily indicative of results to be expected for the full fiscal year or any other period.

Consolidated Statements of Operations Data (in thousands)	Year Ended December 31,			Three Months Ended March 31,
	2017	2018	2019	2019	2020
Revenue(1)	$104,900	$144,563	$200,462	$45,556	$62,924
Cost of revenue(2)	48,672	65,499	88,322	19,718	27,265
Gross profit	56,228	79,064	112,140	25,838	35,659
Operating expenses:
Research and development(2)	28,989	34,618	46,492	10,176	14,298
Sales and marketing(1)(2)	40,818	50,134	71,097	15,039	19,168
General and administrative(2)	17,451	23,450	41,099	8,700	14,169
Total operating expenses	87,258	108,202	158,688	33,915	47,635
Loss from operations	(31,030)	(29,138)	(46,548)	(8,077)	(11,976)
Interest income	443	939	3,287	416	719
Interest expense	(1,116)	(1,810)	(5,236)	(1,235)	(316)
Other income (expense), net	(539)	(741)	(2,561)	(776)	402
Loss before income taxes	(32,242)	(30,750)	(51,058)	(9,672)	(11,171)
Income taxes	208	185	492	55	819
Net loss	$(32,450)	$(30,935)	$(51,550)	$(9,727)	$(11,990)
Net loss per share attributable to common stockholders, basic and diluted	$(1.39)	$(1.27)	$(0.75)	$(0.38)	$(0.13)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	23,402	24,376	68,350	25,290	95,401

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

____________

(1)
On January 1, 2019, the Company adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASU 2014-09 or Topic 606) using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted, and continue to be reported in accordance with the Company’s historical accounting under Topic 605. The Company recorded a net increase in stockholders’ equity (retained earnings) of $5.7 million as of January 1, 2019 due to the cumulative impact of adopting Topic 606 and Topic 340, Other Assets and Deferred Costs.

(2)	Includes stock-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
(in thousands)	2017	2018	2019	2019	2020
Cost of revenue	$190	$265	$1,410	$144	$615
Research and development	1,040	1,332	2,920	432	1,671
Sales and marketing	493	1,023	3,497	369	1,483
General and administrative	1,086	1,459	4,318	522	2,560
Total	2,809	4,079	12,145	1,467	6,329
The following table presents our summary consolidated balance sheet data as of March 31, 2020:

•	on an actual basis; and

•
on an as adjusted basis to give effect to our issuance and sale of           shares of Class A common stock in this offering at an assumed public offering price of $           per share, which was the last reported sales price of our Class A common stock on the New York Stock Exchange on               , 2020.

	As of March 31, 2020
	Actual	As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$22,501	$
Working capital(1)	201,432
Total assets	$323,846	$
Total liabilities	67,796
Class A common stock	1
Class B common stock	1
Additional paid-in-capital	459,360
Accumulated other comprehensive income	687
Accumulated deficit	(203,999)
Total stockholders’ equity	$256,050	$
____________

(1)	Working capital is defined as current assets less current liabilities.

Each $1.00 increase (decrease) in the assumed public offering price of $      per share, which was the last reported sale price of our Class A common stock on the New York Stock Exchange on             , 2020, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares offered by us at the assumed public offering price would increase (decrease) each of cash and cash equivalents, working capital, total assets, and total stockholders’ equity by $              ,  assuming the assumed public

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

offering price per share remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

	Year Ended December 31,			Three Months Ended March 31,
	2017	2018	2019	2019	2020
Key Business Metrics
Number of Customers (as of end of period)(1)	1,439	1,582	1,743	1,621	1,837
Number of Enterprise Customers (as of end of period)(2)	170	227	288	243	297
Dollar-Based Net Expansion Rate(3)	147.3%	132.0%	135.5%	130.4%	133.0%
____________

(1)
We believe that the number of customers is an important indicator of the adoption of our platform. Our definition of a customer consists of identifiable operating entities with which we have a billing relationship in good standing, from which we recognized revenue during the period, and are active as of the end of the period. In addition to our paying customers, we also have trial, developer, nonprofit and open source program, and other non-paying accounts that are excluded from our customer count metric.

(2)
Historically our revenue has been driven primarily by a subset of customers who have leveraged our platform substantially from a usage standpoint. These enterprise customers are defined as customers with revenue in excess of $100,000 over the previous 12-month period. We believe the recruitment and cultivation of enterprise customers is critical to our long-term success.

(3)
Our ability to generate and increase our revenue is dependent upon our ability to increase the number of new customers and usage of our platform and increase the purchase of additional products by our existing customers. We track our performance in this area by measuring our DBNER. Our DBNER increases when customers increase their usage of our platform or purchase additional products, and declines when they reduce their usage, benefit from lower pricing on their existing usage, or curtail their purchases of additional products. We believe DBNER is a key metric in measuring the long-term value of our customer relationships and our ability to grow our revenue through increased usage of our platform and purchase of additional products by our existing customers. However, our calculation of DBNER indicates only expansion among continuing customers and does not indicate any decrease in revenue attributable to former customers, which may differ from similar metrics of other companies.

We calculate DBNER by dividing the revenue for a given period from customers who remained customers as of the last day of the given period (“current period”) by the revenue from the same customers for the same period measured one year prior (“base period”). The revenue included in the current period excludes revenue from (i) customers that churned after the end of the base period and (ii) new customers that entered into a customer agreement after the end of the base period.  For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, as well as the risks and uncertainties set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein, and all of the other information in this prospectus and the documents incorporated by reference herein before deciding whether to purchase shares of our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our Class A common stock could decline, and you could lose part or all of your investment.
Risks Related to This Offering and Ownership of our Class A Common Stock
We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.
We will have broad discretion over the use of proceeds from this offering. Investors may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. We currently intend to use the net proceeds from this offering for working capital and other general corporate purposes. Our failure to apply the net proceeds of this offering effectively could impair our ability to pursue our growth strategy or could require us to raise additional capital. In addition, pending their use, the proceeds of this offering may be placed in investments that do not produce income or that may lose value.
Our stock price may be volatile, and the value of our Class A common stock may decline.
The market price of our Class A common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control or are related in complex ways, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	variance in our financial performance from expectations of securities analysts or investors;

•	changes in the pricing we offer our customers;

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our platform or related products;

•	announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

•	publicity associated with network downtime and problems;

•	our involvement in litigation;

•	future sales of our Class A common stock or other securities, by us or our stockholders, as well as the anticipation of lock-up releases;

•	changes in senior management or key personnel;

•	the trading volume of our Class A common stock;

•	changes in the anticipated future size and growth rate of our market; and

•	general economic, regulatory, and market conditions.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, may negatively impact the market price of our Class A common stock. In addition, given the relatively small public float of shares of our Class A common stock on the New York Stock Exchange, the trading market for our shares may be subject to increased volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management’s attention.
You will experience immediate and substantial dilution in the net tangible book value of the shares of Class A common stock you purchase in this offering.
The public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately after this offering. If you purchase shares of our Class A common stock in this offering, you will suffer immediate dilution of $     per share, or $    per share if the underwriters exercise their option to purchase additional shares in full, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of Class A common stock in this offering and the assumed public offering price of $     per share. See “Dilution.” If outstanding options or warrants are exercised in the future, you will experience additional dilution.
Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our stockholders and could cause the price of our Class A common stock to decline.
We may issue additional securities following the closing of this offering. Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. We may sell Class A common stock, convertible securities, and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our Class A common stock.
Future sales of our Class A common stock in the public market could cause the market price of our Class A common stock to decline.
Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A common stock.
As of March 31, 2020, we have outstanding a total of 71,789,279 shares of Class A common stock and 24,335,019 shares of Class B common stock. All of our outstanding shares are eligible for sale in the public market, other than shares and options held by directors, executive officers, and other affiliates that are subject to volume limitations under Rule 144 of the Securities Act, and various vesting agreements.
Certain holders of our Class B common stock (including shares issuable upon the exercise of outstanding warrants) have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file on our behalf or for other stockholders.
Future sales also could cause the trading price of our Class A common stock to decline and make it more difficult for investors to sell shares of our Class A common stock.
If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our Class A common stock price and trading volume could decline.
Our stock price and trading volume are heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business, or publish negative reports about our business, regardless of accuracy, our Class A common stock price and trading volume could decline.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

The trading market for our Class A common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If the number of analysts that cover us declines, demand for our Class A common stock could decrease and our Class A common stock price and trading volume may decline.
Even if our Class A common stock is actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Over-reliance by analysts or investors on any particular metric to forecast our future results may result in forecasts that differ significantly from our own.
Regardless of accuracy, unfavorable interpretations of our financial information and other public disclosures could have a negative impact on our stock price. If our financial performance fails to meet analyst estimates, for any of the reasons discussed above or otherwise, or one or more of the analysts who cover us downgrade our Class A common stock or change their opinion of our Class A common stock, our stock price would likely decline.
We do not intend to pay dividends for the foreseeable future and, as a result, our ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.
We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and may be restricted by the terms of any then-current credit facility. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
The dual class structure of our common stock has the effect of concentrating voting control with the holders of our Class B common stock, including our executive officers, employees, and directors and their affiliates, and limiting your ability to influence corporate matters.
Our Class B common stock has 10 votes per share, and our Class A common stock has one vote per share. As of March 31, 2020, our Class B common stock held by stockholders, including our executive officers and directors and their affiliates, represents approximately 77.2% of the voting power of our outstanding capital stock, and Chief Architect and Executive Chairman, Artur Bergman, holds approximately 11.8% of our shares of outstanding capital stock as a whole, but controls approximately 34.7% of the voting power of our outstanding common stock. As a result, our executive officers, directors, and other affiliates currently have and will continue to have significant influence over our management and affairs and over all matters requiring stockholder approval, including election of directors and significant corporate transactions, such as a merger or other sale of the company or our assets, for the foreseeable future. If Mr. Bergman’s employment with us is terminated, he will continue to have the same influence over matters requiring stockholder approval.
In addition, the holders of Class B common stock collectively will continue to be able to control all matters submitted to our stockholders for approval even if their stock holdings represent less than 50% of the outstanding shares of our common stock. Because of the 10-to-1 voting ratio between our Class B and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock even when the shares of Class B common stock represent as little as 10% of the combined voting power of all outstanding shares of our Class A and Class B common stock. This concentrated control limits the ability for holders of Class A common stock to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common stock could be adversely affected.
Transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, Mr. Bergman retains a significant portion of his holdings of Class B common stock for an extended period of time, he could, in the future, control a majority of the combined voting power of our Class A and Class B common stock. As a board member, Mr. Bergman owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Mr. Bergman is entitled to vote his shares in his own interests, which may not always be in the interests of our stockholders generally.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

We are an "emerging growth company" and our compliance with the reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.
We are an "emerging growth company," as defined in the JOBS Act, and we expect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and extended adoption period for accounting pronouncements. We may take advantage of these exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find our Class A common stock less attractive as a result of our reliance on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.
The costs of operating as a public company and need for management to devote substantial time to compliance with our public company responsibilities and corporate governance practices are significant.
As a public company, we incur significant legal, accounting, and other expenses that we did not incur as a private company. We expect such expenses to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange, and other applicable securities rules and regulations impose various requirements on public companies. Furthermore, the senior members of our management team do not have significant experience with operating a public company. Our management and other personnel must devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will cause our legal and financial compliance costs to continue to increase and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur or the timing of such costs.
The costs of operating as a public company, developing and maintaining proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.
We are required, pursuant to Section 404 to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.” Although we may qualify as an "emerging growth company" for as long as five years following our initial public offering, we expect to not be an "emerging growth company" sooner, which would expedite our obligation for our independent registered public accounting firm to issue an attestation report on management's assessment of our internal control over financial reporting and would accelerate our adoption of accounting standards. We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation required under Section 404, and we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion once initiated. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.
During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We identified material weaknesses, which were described in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated herein by reference, and we cannot assure you that we will remediate these in a timely manner or that there will not be additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock could decline and we could be subject to sanctions or investigations by the exchange on which our shares of Class A common stock are listed, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

•
authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed for cause only upon the vote of the holders of a majority of our outstanding shares of common stock;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•	reflect our two classes of common stock as described above.
These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any delay or prevention of a change of control transaction or changes in our management could cause the market price of our Class A common stock to decline.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising under the Delaware General Corporation Law,

•	our amended and restated certificate of incorporation, or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.
Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving the dispute in other jurisdictions, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents we have filed with the SEC that are incorporated by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements relate to future events or to our future operating or financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, forward-looking statements may be identified by words such as “anticipate,” “believe,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” “predict,” “project,” “should,” “will” or the negative of these terms or other similar expressions.
We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including risks described in the section titled “Risk Factors” and elsewhere in this prospectus and in our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q, which are incorporated by reference into this prospectus in their entirety, together with other information in this prospectus, the documents incorporated by reference and any free writing prospectus that we may authorize for use in connection with this offering. These factors include, among other things:

•	our ability to attract and retain customers;

•	our ability to increase the usage of our platform by existing customers;

•	defects, interruptions, security breaches, delays in performance, or similar problems with our platform;

•	the potential impact of the COVID-19 pandemic on our business, operations, and the markets and communities in which we, our partners, and our customers operate;

•	our financial performance, including our revenue, cost of revenue, operating expenses, and our ability to attain and sustain profitability;

•	our ability to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements, or preferences;

•	the growth of our relevant markets;

•	our platform’s functionality, scalability, performance, ease of use, reliability, and cost effectiveness relative to that of our competitors’ products and services;

•	our ability to compete effectively with existing competitors and new market entrants;

•	our ability to attract and retain qualified employees and key personnel;

•	our ability to maintain, protect, and enhance our intellectual property; and

•	our ability to comply with laws and regulations that currently apply or may become applicable to our business both in the United States and internationally.
These risks are not exhaustive. Other sections of this prospectus may include additional factors that could harm our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

INDUSTRY AND MARKET DATA
Unless otherwise indicated, information contained or incorporated by reference in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity, and market size is based on information from various sources, including independent industry publications. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and in our experience to date in, the markets for our platform. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although neither we nor the underwriters have independently verified the accuracy or completeness of any third-party information, we believe the market position, market opportunity, and market size information included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section in this prospectus, and in the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS
We estimate that the net proceeds from our issuance and sale of         shares of our Class A common stock in this offering will be approximately $      million (or $      million if the underwriters exercise in full their option to purchase             additional shares), assuming a public offering price of $      per share, which was the last reported sale price of our Class A common stock on the New York Stock Exchange on           , 2020, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $      million, assuming the assumed public offering price stays the same.
We expect to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds from this offering for acquisitions or strategic investments in complementary businesses or technologies. We do not currently have any plans for any such acquisitions or investments. We have not allocated specific amounts of net proceeds for any of these purposes.
Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending these uses, we plan to invest these net proceeds in short-term, interest bearing investments, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our Board of Directors may deem relevant.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2020:

•	on an actual basis; and

•
on an as adjusted basis to give effect to our issuance and sale of            shares of Class A common stock in this offering at an assumed public offering price of $         per share, which was the last reported sale price of our Class A common stock on the New York Stock Exchange on                 , 2020, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein.

	As of March 31, 2020
	Actual	As Adjusted
	(in thousands, except share and per share data)

Cash and cash equivalents	$22,501	$
Current portion of long-term debt	5,291
Long-term debt, less current portion	26,043
Stockholders’ equity:
Preferred stock, $0.00002 par value; 10,000,000 shares authorized, actual and as adjusted; no shares outstanding, actual and as adjusted	—
Class A common stock, $0.00002 par value; 1,000,000,000 shares authorized, actual and as adjusted; 71,789,279 shares outstanding, actual; shares outstanding, as adjusted	1
Class B common stock, $0.00002 par value; 94,129,050 shares authorized, actual and as adjusted; 24,171,714 shares outstanding, actual; shares outstanding, as adjusted(1)	1
Additional paid-in capital	459,360
Accumulated other comprehensive income	687
Accumulated deficit	(203,999)
Total stockholders’ equity	$256,050	$
Total capitalization	$287,384	$
____________

(1)
The 24,171,714 actual outstanding shares of Class B common stock as of March 31, 2020 excludes 163,305 shares of Class B common stock issued on the early exercise of stock options and subject to repurchase by us.

The as adjusted capitalization information discussed above is illustrative only and will change based on the actual public offering price. Each $1.00 increase (decrease) in the assumed public offering price of $      per share, which was the last reported sale price of our Class A common stock on the New York Stock Exchange on            , 2020, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $     million, assuming the assumed public offering price of $      per share, which was the last reported sale price of our Class A common stock on the New York Stock Exchange on              , 2020, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The outstanding share information in the table above excludes:

•	9,712,511 shares of Class B common stock issuable upon the exercise of options outstanding as of March 31, 2020, at a weighted-average exercise price of $4.29 per share;

•	389,125 shares of Class A common stock issuable upon the exercise of options outstanding as of March 31, 2020, at a weighted-average exercise price of $19.83 per share;

•	183,196 shares of Class B common stock issuable upon the exercise of warrants outstanding as of March 31, 2020 with a weighted-average exercise price of $8.67 per share;

•
15,972,552 shares of our Class A common stock reserved for future issuance pursuant to our 2019 Equity Incentive Plan, which includes provisions that automatically increase the number of shares of Class A common stock reserved for issuance thereunder each year;

•
3,144,982 shares of Class A common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, which includes any automatic increases in the number of shares of Class A common stock reserved for future issuance under this plan; and

•
2,701,285 shares of Class A common stock issuable upon the vesting and settlement of time-based restricted stock units and 87,918 shares of Class A common stock issuable upon the vesting and settlement of performance-based restricted stock units, each outstanding as of March 31, 2020.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

DILUTION
If you invest in our Class A common stock, your ownership interest will be diluted to the extent of the difference between the public offering price per share of Class A common stock and the as adjusted net tangible book value per share of our Class A common stock immediately after the closing of this offering.
Our historical net tangible book value as of March 31, 2020 was $254.6 million, or $3.55 per share of Class A common stock.
After giving effect to the sale of         shares of Class A common stock in this offering at an assumed public offering price of $      per share, which was the last reported sale price of our Class A common stock on the New York Stock Exchange on               , 2020, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2020 would have been $      million, or $     per share of Class A common stock. This amount represents an immediate increase in as adjusted net tangible book value of $      per share to our existing stockholders and immediate dilution of $      per share to investors participating in this offering.
The following table illustrates this dilution on a per share basis to new investors:

Assumed public offering price per share		$
Historical net tangible book value per share as of March 31, 2020	$3.55
Increase in as adjusted net tangible book value per share attributable to this offering
As adjusted net tangible book value per share after giving effect to this offering
Dilution per share to new investors in this offering		$
The as adjusted dilution information discussed above is illustrative only and will change based on the actual public offering price. Each $1.00 increase (decrease) in the assumed public offering price of $      per share, which was the last reported sale price of our Class A common stock on the New York Stock Exchange on                 , 2020, would increase (decrease) the as adjusted net tangible book value per share by $      per share and the dilution per share to investors participating in this offering by $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 million increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the as adjusted net tangible book value per share by $      and decrease the dilution per share to new investors participating in this offering by $      , assuming the assumed public offering price of $      per share, which was the last reported sale price of our Class A common stock on the New York Stock Exchange on                 , 2020, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 million decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the as adjusted net tangible book value per share after this offering by $      and increase the dilution per share to new investors participating in this offering by $      , assuming the assumed public offering price of $      per share, which was the last reported sale price of our Class A common stock on the New York Stock Exchange on                , 2020, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option in full to purchase an additional                shares of our Class A common stock in this offering, the as adjusted net tangible book value of our Class A common stock would be $          per share, the increase in net tangible book value per share would be $          per share and the dilution per share to new investors would be $         per share, in each case assuming a public offering price of $          per share, which was the last reported sale price of our Class A common stock on the New York Stock Exchange on               , 2020.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

The outstanding share information used in the computations above excludes:

•	9,712,511 shares of Class B common stock issuable upon the exercise of options outstanding as of March 31, 2020, at a weighted-average exercise price of $ 4.29 per share;

•	389,125 shares of Class A common stock issuable upon the exercise of options outstanding as of March 31, 2020, at a weighted-average exercise price of $19.83 per share;

•	183,196 shares of Class B common stock issuable upon the exercise of warrants outstanding as of March 31, 2020 with a weighted-average exercise price of $8.67 per share;

•
15,972,552 shares of our Class A common stock reserved for future issuance pursuant to our 2019 Equity Incentive Plan, which includes provisions that automatically increase the number of shares of Class A common stock reserved for issuance thereunder each year;

•
3,144,982 shares of Class A common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, which includes any automatic increases in the number of shares of Class A common stock reserved for future issuance under this plan; and

•
2,701,285 shares of Class A common stock issuable upon the vesting and settlement of time-based restricted stock units and 87,918 shares of Class A common stock issuable upon the vesting and settlement of performance-based restricted stock units, each outstanding as of March 31, 2020.

To the extent that outstanding options or warrants are exercised, outstanding restricted stock units vest and settle, new options or other securities are issued under our equity incentive plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock is based upon our amended and restated certificate of incorporation and our amended and restated bylaws. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the applicable provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which are filed as exhibits to our Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our amended and restated certificate of incorporation, our amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for more information.
General
Our amended and restated certificate of incorporation provides for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by our board of directors.
Our authorized capital stock consists of 1,104,129,050 shares of stock, $0.00002 par value per share. Of those shares, 1,000,000,000 shares are designated as Class A common stock; 94,129,050 shares are designated as Class B common stock; and 10,000,000 shares are designated as preferred stock.
As of March 31, 2020, we had 71,789,279 shares of Class A common stock and 24,335,019 shares of Class B common stock outstanding, held by 43 holders of record of our Class A common stock and 127 holders of our Class B common stock, respectively. The number of beneficial stockholders is substantially greater than the number of holders of record because a large portion of our common stock is held through brokerage firms. As of March 31, 2020 we had outstanding warrants to purchase 183,196 shares of Class B common stock with a weighted-average exercise price of $8.67 per share. As of March 31, 2020, we also had outstanding options to acquire 389,125 shares of Class A common stock and 9,712,511 shares of Class B common stock with weighted-average exercise prices of $19.83 per share and $4.29 per share, respectively.
Class A and Class B Common Stock
Except with respect to voting, conversion, and transfer rights as described below and as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock have the same rights and privileges and rank equally, share ratably, and are identical in all respects as to all matters.
Dividend and Distribution Rights
Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of Class A common stock and Class B common stock are entitled to receive, when, as and if declared by the board of directors, out of any of our assets legally available therefor, such dividends as may be declared from time to time by the board of directors. Any dividends paid to the holders of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of the majority of the outstanding shares of the applicable class of common stock treated adversely, voting separately as a class. We will not declare or pay any dividend or make any other distribution to the holders of Class A common stock or Class B common stock payable in our securities unless the same dividend or distribution with the same record date and payment date shall be declared and paid on all shares of common stock; provided, however, that (i) dividends or other distributions payable in shares of Class A common stock or rights to acquire shares of Class A common stock may be declared and paid to the holders of Class A common stock without the same dividend or distribution being declared and paid to the holders of the Class B common stock if, and only if, a dividend payable in shares of Class B common stock, or rights to acquire shares of Class B common stock, as applicable, are declared and paid to the holders of Class B common stock at the same rate and with the same record date and payment date; and (ii) dividends or other distributions payable in shares of Class B common stock or rights to acquire shares Class B common stock may be declared and paid to the holders of Class B common stock without the same dividend or distribution being declared

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

and paid to the holders of the Class A common stock if, and only if, a dividend payable in shares of Class A common stock, or rights to acquire shares of Class A common stock, as applicable, are declared and paid to the holders of Class A common stock at the same rate and with the same record date and payment date.
Voting Rights
Holders of our Class A common stock and Class B common stock have identical rights, provided that, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of our Class A common stock are entitled to one vote per share of Class A common stock and holders of our Class B common stock are entitled to 10 votes per share of Class B common stock. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except that there will be a separate vote of our Class A common stock in order for us to, directly or indirectly, effect an asset transfer, acquisition, or liquidation event (each as defined in our amended and restated certificate of incorporation) pursuant to which the Class A common stock would not receive equivalent consideration (as defined in our amended and restated certificate of incorporation) to the Class B common stock, and there will be a separate vote of our Class B common stock in order for us to, directly or indirectly, take action in the following circumstances:

•
if we propose to amend, alter, or repeal any provision of our amended and restated certificate of incorporation or our amended and restated bylaws that modifies the voting, conversion, or other powers, preferences, or other special rights or privileges or restrictions of the Class B common stock;

•
if we reclassify any outstanding shares of the Class A common stock into shares having rights as to dividends or liquidation that are senior to the Class B common stock or the right to more than one vote for each share thereof; or

•
if we effect an asset transfer, acquisition, or liquidation event (each as defined in our amended and restated certificate of incorporation) pursuant to which the Class B common stock would not receive equivalent consideration (as defined in our amended and restated certificate of incorporation) to the Class A common stock.

In addition, Delaware law would permit holders of Class A common stock to vote separately, as a single class, if an amendment of our amended and restated certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class A common stock, but not the Class B common stock. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our amended and restated certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class A common stock. In this instance, the holders of a majority of Class A common stock could defeat that amendment to our amended and restated certificate of incorporation.
Further, except as otherwise required by applicable law, holders of Class A common stock and Class B common stock shall not be entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more series of preferred stock if the holders of such affected series of preferred stock are entitled to vote thereon pursuant to our amended and restated certificate of incorporation or applicable law.
Under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of Class A common stock and Class B common stock, voting together as a single class.
We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption, or sinking fund provisions. The rights, preferences, and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of our preferred stock that we may designate and issue in the future.
Liquidation Rights
In the event of our liquidation, dissolution, or winding-up, upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, or remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A common stock and Class B common stock.
Subdivisions and Combinations
If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, then the outstanding shares of all common stock will be subdivided or combined in the same proportion and manner.
Conversion
Each share of Class B common stock is convertible at any time or from time to time at the option of the holder into one share of Class A common stock as provided in the amended and restated certificate of incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in our amended and restated certificate of incorporation, including, without limitation, certain transfers for tax and estate planning purposes. All the outstanding shares of Class B common stock will convert automatically into Class A common stock on the earliest to occur of the following: (i) the date specified by affirmative vote of the holders of at least a majority of the then outstanding shares of Class B common stock, voting as a single class, (ii) nine months following the date when the number of outstanding shares of Class B common stock represents less than 10% of all outstanding shares of Class A and Class B common stock, and (iii) the date that is 10 years from the completion of our initial public offering (the “IPO”).
In connection with our 2020 annual meeting of stockholders, we have proposed an amendment to our amended and restated certificate of incorporation to change the final conversion date of our Class B common stock from 10 years following our IPO to seven years following our IPO.
Preferred Stock
Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences, and privileges of the shares of each wholly unissued series and any qualifications, limitations, or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.
Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock.
We have no present plans to issue any shares of preferred stock.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

Registration Rights
Certain holders of shares of our Class B common stock are entitled to certain rights with respect to registration of such shares under the Securities Act pursuant to the terms of an investor rights agreement. These shares are collectively referred to herein as registrable securities.
The investor rights agreement provides the holders of registrable securities with demand, piggyback and S-3 registration rights as described more fully below. As of March 31, 2020, an aggregate of 21,136,022 registrable securities are entitled to these demand registration rights, piggyback registration rights, and S-3 registration rights. The number of registrable securities that were entitled to the piggyback registration rights and the S-3 registration rights as of March 31, 2020 does not include shares of Class B common stock issuable upon exercise of warrants, which are also entitled to such piggyback registration rights and the S-3 registration rights.
Demand Registration Rights
At any time beginning six months after the effective date of the IPO registration statement, the holders of at least 60% of the registrable securities then outstanding have the right to make up to two demands that we file a registration statement under the Securities Act covering at least 60% of the registrable securities then outstanding, subject to specified exceptions.
Piggyback Registration Rights
If we register any securities for public sale, the holders of our registrable securities then outstanding will each be entitled to notice of the registration and will have the right to include their shares in the registration statement.
The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of securities included in such registration.
Registration on Form S-3
If we are eligible to file a registration statement on Form S-3, the holders of our registrable securities have the right to demand that we file registration statements on Form S-3; provided, that the aggregate amount of securities to be sold under the registration statement is at least $1.0 million. We are not obligated to effect a demand for registration on Form S-3 by holders of our registrable securities more than twice during any 12-month period. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.
Expenses of Registration
We will pay all expenses relating to any demand, piggyback, or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.
Termination of Registration Rights
The registration rights will terminate three years following the completion of the IPO and, with respect to any particular stockholder, when, after 12 months following the completion of the IPO, such stockholder is able to sell all of its shares during a 90-day period pursuant to Rule 144 under the Securities Act or another similar exemption.
Anti-Takeover Provisions
Anti-Takeover Statute
We are subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 662⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation and Bylaws
Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors may be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of our common stock outstanding are able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2/3% or more of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of our board of directors, and vacancies and newly created directorships on our board of directors may, except as otherwise required by law or determined by our board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.
Our amended and restated certificate of incorporation and amended and restated bylaws also provide that all stockholder actions must be effected at a duly called meeting of stockholders and eliminate the right of stockholders to act by written consent without a meeting. Our amended and restated bylaws also provide that only our chairman of the board, chief executive officer or our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.
Our amended and restated bylaws also provide that stockholders seeking to present proposals before our annual meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and, subject to applicable law, will specify requirements as to the form and content of a stockholder’s notice.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

Our amended and certificate of incorporation and amended and restated bylaws provide that the stockholders cannot amend many of the provisions described above except by a vote of 662⁄3% or more of our outstanding common stock.
The combination of these provisions make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.
These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.
Choice of Forum
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty owed by any of our directors, officers, employees, or stockholders to us or our stockholders; any action asserting a claim against us arising pursuant to the DGCL, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions do not apply to suits brought to enforce a duty or liability created by the Exchange Act.
Our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A and Class B common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219 and the telephone number is (800) 937-5449.
Listing
Our Class A common stock is listed on the New York Stock Exchange under the trading symbol “FSLY.”

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS
The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof and the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our Class A Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons who acquire our Class A common stock through the exercise of an option or otherwise as compensation, persons subject to the alternative minimum tax or federal Medicare contribution tax on net investment income, persons subject to special tax accounting rules under Section 451(b) of the Code, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements, and investors in such pass-through entities or arrangements. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury Regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).
This discussion is for informational purposes only and is not tax advice. Persons considering the purchase of our Class A common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, estate and other tax consequences of acquiring, owning and disposing of our Class A common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.
For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of Class A common stock that is neither a U.S. Holder, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of Class A common stock that is for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•
a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

Distributions
Distributions, if any, made on our Class A common stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and does not timely file the required certification, the Non-U.S. Holder may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net-income basis at the regular rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
To the extent distributions on our Class A common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our Class A common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of Class A common stock as described in the next section.
Gain on Disposition of Our Class A Common Stock
Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our Class A common stock unless (a) the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder holding period. In general, we would be a United States real property holding corporation if our interests in U.S. real estate comprise (by fair market value) at least half of our business assets. We believe that we have not been and we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our Class A common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our Class A common stock at all times within the shorter of (i) the five-year period preceding the disposition or

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

(ii) the Non-U.S. Holder holding period and (2) our Class A common stock is regularly traded on an established securities market. There can be no assurance that our Class A common stock will continue to qualify as regularly traded on an established securities market. If any gain on a Non-U.S. Holder’s disposition is taxable because we are a United States real property holding corporation and your ownership of our Class A common stock exceeds 5%, the Non-U.S. Holder will be taxed on such disposition generally in the manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.
A Non-U.S. Holder described in (a) above will be required to pay tax on the net gain derived from the sale at regular U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Gain described in (b) above will be subject to U.S. federal income tax at a flat 30% rate or such lower rate as may be specified by an applicable income tax treaty, which gain may be offset by certain U.S.-source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
Information Reporting Requirements and Backup Withholding
Generally, we must report information to the IRS with respect to any dividends we pay on our Class A common stock (even if the payments are exempt from withholding), including the amount of any such dividends, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the Non-U.S. Holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding (currently at a rate of 24%). U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-ECI (as applicable), or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payer has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.
U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our Class A common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.
Foreign Accounts
Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on, and, the gross proceeds of a disposition of, our Class A common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments, including dividends paid on, and the gross proceeds of a disposition of, our Class A common stock to a non-financial foreign

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.
The withholding provisions described above currently apply to payments of dividends, and, subject to the recently released proposed Treasury Regulations described below, will apply to payments of gross proceeds from a sale or other disposition of Class A common stock on or after January 1, 2019.
The U.S. Treasury Department recently released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our Class A common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

UNDERWRITERS
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC

Total:

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$
The estimated offering expenses payable by us are approximately $ million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $ .
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

Our common stock is listed on The New York Stock Exchange under the trading symbol “FSLY.”
We and our directors and executive officers are subject to lock-up agreements with the underwriters agreeing that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, with certain limited exceptions, during the period ending days after the date of this prospectus:

•	offer, pledge, sell, or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right, or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock; or

•
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The exceptions to the restrictions in the immediately preceding paragraph permit our executive officers and directors, subject to certain restrictions, to:

•
transfer the common stock (i) as a bona fide gift or for bona fide estate planning purposes, (ii) by will or intestate succession, (iii) to the person’s immediate family or any trust for the direct or indirect benefit of the person or their immediate family, (iv) as a distribution to the person’s limited partners, general partners, limited liability company members, stockholders, or other equity holders, or (v) to the person’s affiliates;

•	transfer the common stock to the underwriters pursuant to this offering;

•
transfer the common stock to us upon exercise of any option granted under our incentive plans or any warrant to purchase the our securities described in this prospectus, including the surrender of shares of common stock to us in “net” or “cashless” exercise of any option or warrant;

•	transfer the common stock to us in connection with the our repurchase of shares of common stock pursuant to a repurchase right arising upon the termination of the person’s employment with us;

•	transfer the common stock pursuant to a transaction involving a Change of Control (as defined below) that has been approved by our board of directors;

•	transfer the common stock pursuant to an order of a court of competent jurisdiction or in connection with a qualified domestic order or divorce settlement;

•	establish trading plans pursuant to Rule 10b5-1 under the Exchange Act, provided that no sales of common stock are made under such plans during the restricted period; or

•	sell shares of our common stock purchased in the public offering or on the open market following this offering.
For purposes of the above, “Change of Control” shall mean the consummation of any bona fide third party tender offer, merger, consolidation, or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of our voting stock.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each referred to as a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;
(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or
(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.
United Kingdom
Each underwriter has represented and agreed that:
(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and
(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.
Canada
The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
Shares of our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA) (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired shares of our common stock under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.
Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

For Qualified Institutional Investors, or QII
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a "QII only private placement" or a "QII only secondary distribution" (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a "small number private placement" or a "small number private secondary distribution" (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.
Australia
No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC) in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.
Any offer in Australia of our common stock may only be made to persons, or Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our common stock without disclosure to investors under Chapter 6D of the Corporations Act.
The common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The common stock to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the common stock offered should conduct their own due diligence on the common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

Switzerland
We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA) and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to "qualified investors," as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (CISO) such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS
The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California. Davis Polk & Wardwell LLP, Menlo Park, California is representing the underwriters.
EXPERTS
The consolidated financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of Class A common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our company and the Class A common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You can find our SEC filings, including the registration statement, on the internet at the SEC’s website at www.sec.gov.
We are subject to the information reporting requirements of the Exchange Act, and we have filed and will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available at the website of the SEC referred to above. We also maintain a website at www.fastly.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (File No. 001-38897):

•	our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 4, 2020;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 8, 2020;

•	our Current Report on Form 8-K filed with the SEC on February 20, 2020 (with respect to Items 1.02, 5.02, and 9.01 under Form 8-K);

•
the portions of our Proxy Statement pursuant to Section 14(a) of the Exchange Act for our 2020 Annual Meeting of Stockholders, filed with the SEC on April 24, 2020 that are incorporated by reference in the Form 10-K; and

•
the description of our Class A common stock set forth in our registration statement on Form 8-A, filed with the SEC on May 6, 2019, including any amendments thereto or reports filed for the purposes of updating this description.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.
We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Fastly Inc., Attn: Investor Relations, 475 Brannan Street, Suite 300, San Francisco, CA 94107.
You also may access these filings on our website at www.fastly.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus).
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Class A common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

Amount to be Paid
SEC registration fee	$
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous fees and expenses
Total	$
Item 14. Indemnification of Directors and Officers.
We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct, or knowingly violated a law, authorized the payment of a dividend, or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.
Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit, or proceeding to which such person is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws provide that: (1) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (2) we may, in our discretion, indemnify our officers, employees, and agents as set forth in the Delaware General Corporation Law; (3) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (4) the rights conferred in the bylaws are not exclusive; and (5) we are authorized to enter into indemnification agreements with our directors, officers, employees, and agents.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

Our policy is to enter into agreements with our directors that require us to indemnify them against expenses, judgments, fines, settlements, and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. These indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.
We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.
In addition, the underwriting agreement to be filed as Exhibit 1.1 hereto provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise. Our amended and restated investors rights agreement with certain stockholders also provides for cross-indemnification in connection with the registration of our common stock on behalf of such investors.

Item 15. Recent Sales of Unregistered Securities.
The following list sets forth information regarding all unregistered securities issued by us since January 1, 2017 through the date of the prospectus that is a part of this registration statement:
Issuances of Common Stock and Options to Purchase Common Stock
From January 1, 2017 through the date of this registration statement:

•
An aggregate of 9,117,578 shares of our Class B common stock and a restricted stock award to purchase 5,000 shares of our Class B common stock to employees, consultants, and directors, having exercise prices ranging from $1.15 to $15.00 per share were granted under our 2011 Plan. Of these, options to purchase an aggregate of 2,431,057 shares have been canceled without being exercised.

•
An aggregate of 6,515,625 shares of our common stock were issued upon the exercise of stock options under the 2011 Plan, at exercise prices between $0.03 and $15.00 per share, for aggregate proceeds of approximately $16.2 million.

•
An aggregate of 396,625 shares of our Class A common stock were issued to employees and directors, having exercise prices ranging from $19.58 to $22.70 per share were granted under our 2019 Plan. Of these, options to purchase an aggregate of 21,810 shares have been canceled without being exercised.

The offers, sales, and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act (Rule 701) in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors, or consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.
Issuances of Preferred Stock and Warrants
These securities were issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, in reliance on the recipient’s status as an “accredited investor” as defined in Rule 501(a) of Regulation D.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

In April 2017 and May 2017, we issued and sold an aggregate of 6,609,030 shares of Series E Preferred Stock to 13 accredited investors at $7.5654 per share for an aggregate consideration of approximately $49,999,971.
In June 2018 and July 2018, we issued and sold an aggregate of 3,912,129 shares of Series F Preferred to 12 accredited investors at $10.2246 per share for an aggregate consideration of approximately $39,999,995.
In December 2018, we issued warrants to purchase an aggregate of 304,389 shares of Series F Preferred Stock with a weighted-average exercise price of $10.2246 per share to a total of three accredited investors. None of such warrants have been exercised
Item 16. Exhibits and Financial Statement Schedules.
(a) Exhibits
Exhibit Index

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation.	8-K	001-38897	3.1	May 21, 2019
3.2	Amended and Restated Bylaws.	S-1/A	333-230953	3.4	May 6, 2019
4.1	Form of Class A common stock certificate of Fastly, Inc.	S-1/A	333-230953	4.1	May 6, 2019
4.2	Reference is made to Exhibits 3.1 through 3.2.
5.1*	Opinion of Cooley LLP.
10.1	Amended and Restated Investor Rights Agreement by and among Fastly, Inc. and certain of its stockholders, dated June 29, 2018.	S-1	333-230953	10.1	April 19, 2019
10.2+	2011 Equity Incentive Plan, as amended to date.	S-1	333-230953	10.2	April 19, 2019
10.3+	Forms of Option Agreement, Notice of Stock Option Grant, and Exercise Notice under 2011 Equity Incentive Plan.	S-1	333-230953	10.3	April 19, 2019
10.4+	2019 Equity Incentive Plan.	S-1/A	333-230953	10.4	May 6, 2019
10.5+	Forms of Option Agreement, Notice of Stock Option Grant, and Exercise Notice under 2019 Equity Incentive Plan.	S-1/A	333-230953	10.5	May 6, 2019
10.6+	Form of Restricted Stock Unit Award Agreement under 2019 Equity Incentive Plan.	10-Q	001-38897	10.3	August 9, 2019
10.7+	2019 Employee Stock Purchase Plan.	S-1/A	333-230953	10.7	May 6, 2019
10.8	Form of Indemnification Agreement by and between Fastly, Inc. and each of its directors and executive officers.	S-1/A	333-230953	10.8	May 6, 2019
10.9+	Cash Incentive Bonus Plan.	S-1/A	333-230953	10.9	May 6, 2019
10.10+	Employment Terms by and between Fastly, Inc. and Artur Bergman, dated May 3, 2019.	S-1/A	333-230953	10.10	May 6, 2019

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.11+	Independent Contractor Services Agreement, by and between Fastly, Inc. and Possibilities Training Group, dated October 28, 2013.	S-1	333-230953	10.9	April 19, 2019
10.12+	Offer Letter Agreement, by and between Fastly, Inc. and Adriel Lares, dated April 26, 2016.	S-1	333-230953	10.11	April 19, 2019
10.13+	Offer Letter Agreement, by and between Fastly, Inc. and Paul Luongo, dated November 27, 2013.	S-1	333-230953	10.13	April 19, 2019
10.14+	Offer Letter Agreement, by and between Fastly, Inc. and Wolfgang Maasberg, dated March 21, 2016.	S-1	333-230953	10.15	April 19, 2019
10.15	Office Lease Agreement, by and between Fastly, Inc. and CLPF-475 Brannan Street, L.P., dated August 22, 2014.	S-1	333-230953	10.17	April 19, 2019
10.16	First Amendment to Lease Agreement, by and between Fastly, Inc. and CLPF-475 Brannan Street, L.P., dated May 27, 2015.	S-1	333-230953	10.18	April 19, 2019
10.17	Plain English Warrant Agreement, by and between Fastly, Inc. and TriplePoint Capital LLC, dated November 25, 2013.	S-1	333-230953	10.22	April 19, 2019
10.18	Warrant to Purchase Stock, by and between Fastly, Inc. and Hercules Capital, Inc., dated December 24, 2018.	S-1	333-230953	10.28	April 19, 2019
10.19	Warrant to Purchase Stock, by and between Fastly, Inc. and Westriver Innovation Lending Fund VIII, L.P., dated December 24, 2018.	S-1	333-230953	10.29	April 19, 2019
10.20	Second Amendment to Lease Agreement, by and between Fastly, Inc. and CLPF-475 Brannan Street, L.P., dated March 11, 2019.	S-1	333-230953	10.32	April 19, 2019
10.21+	Executive Change in Control and Severance Benefit Plan.	S-1/A	333-230953	10.31	May 6, 2019
10.22+	Non-Employee Director Compensation Policy.	S-1/A	333-230953	10.32	May 6, 2019
10.23	Stock Ownership Guidelines.	S-1/A	333-230953	10.33	May 6, 2019
10.24	Credit Agreement between Fastly, Inc. and Citibank N.A. dated November 4, 2019.	10-K	001-38897	10.24	March 4, 2020
10.25+	Employment Agreement, by and between Fastly International (Holdings) Ltd. and Joshua Bixby dated February 19, 2020.	8-K	001-38897	10.1	February 20, 2020
10.26+	Equity Offer Letter, by and between Fastly, Inc. and Joshua Bixby dated February 19, 2020.	8-K	001-38897	10.2	February 20, 2020
10.27+	Modification to Offer Letter Agreement, by and between Fastly, Inc. and Artur Bergman dated February 19, 2020.	8-K	001-38897	10.3	February 20, 2020

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.28+	Transition and Separation Agreement, by and between Fastly, Inc. and Wolfgang Maasberg, dated May 5, 2020.					X
21.1	Subsidiaries of the Registrant.	S-1	333-230953	21.1	April 19, 2019
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2*	Consent of Cooley LLP (included in Exhibit 5.1).
24.1*	Power of Attorney. Reference is made to the signature page hereto.
_______________

+	Indicates management contract or compensatory plan.

*	To be filed by amendment.
(b) Financial Statement Schedules
No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or related notes, which are incorporated herein by reference.
Item 17. Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Fastly, Inc. Pursuant to 17 C.F.R. Section 200.83

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the        day of                              , 2020.

FASTLY, INC.

By:
Joshua Bixby
Chief Executive Officer
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Joshua Bixby and Adriel Lares, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2020
Joshua Bixby

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2020
Adriel Lares

	Chief Architect, Executive Chairperson and Chairperson of the Board of Directors	, 2020
Artur Bergman

	Director	, 2020
Aida Álvarez

	Director	, 2020
Sunil Dhaliwal

	Director	, 2020
David Hornik

	Director	, 2020
Christopher B. Paisley

	Director	, 2020
Kelly Wright